                        Exhibit 99.1

Gogoro Releases Second Quarter 2024 Financial Results

TAIPEI, TAIWAN, AUGUST 15, 2024 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its second quarter ended June 30, 2024.

Second Quarter 2024 Summary

▪Successfully closed two private placements: Gold Sino Assets Limited and Castrol Holdings International Limited invested $50 million and $25 million, respectively, to purchase ordinary shares of Gogoro.
▪Revenue of $80.9 million, down 7.2% year-over-year and down 2.4% on a constant currency basis.
▪Battery swapping service revenue of $34.7 million, up 4.0% year-over-year and up 9.5% on a constant currency basis.
▪Pulse, our new flagship Smartscooter, and JEGO, our new entry-level Smartscooter, continue to be in high demand with more than 6,500 backlog orders in the second quarter; revenue associated with these backlog orders in the second quarter is estimated to be $12.3 million that will not be recognized as revenue until vehicles are delivered which is expected to occur in the third quarter of 2024.
▪Sales of hardware and others revenue of $46.3 million, down 14.1% year-over-year and down 9.8% on a constant currency basis.
▪Gross margin of 5.2%, down from 15.2% in the same quarter last year. Non-IFRS gross margin of 13.0%, down 3.0% year-over-year.
▪Net loss of $20.1 million as compared to a net loss of $5.6 million in the same quarter last year.
▪Adjusted EBITDA of $11.6 million, down from $12.9 million in the same quarter last year.
“We are not satisfied with our financial performance for the first half of 2024 and are working to address our supply chain and manufacturing output to meet the increased demands for our new Pulse and JEGO Smartscooters in Taiwan. The 6,500 vehicle backlog orders in the second quarter of 2024 is expected to be realized as revenue in the third quarter of 2024 when these vehicles are delivered,” said Horace Luke, chairman, founder, and CEO of Gogoro. “In the second quarter, we secured a total of $75 million equity investments from Gold Sino Assets Limited and Castrol Holdings International Limited, which is part of the British Petroleum group. These investments demonstrate strong support for Gogoro’s business and vision for transitioning urban two-wheel mobility to cleaner and more sustainable energy. The cash proceeds strengthened our cash position and balance sheet and positioned us to fund our operational needs and continue our focus on global business expansion. Finally, we entered into a non-binding memorandum of understanding with Sumitomo Mitsui Finance and Leasing Company ("SMFL") to pave the way for our asset-light international expansion."

                        Exhibit 99.1

“Continuing to grow the Taiwan market requires a greater mix of products with a lower average selling price ("ASP"), ongoing operating capital investments, and the upgrading of certain battery packs to ensure we maximize the business opportunities of both the first and second life of these battery packs. We expect these factors to have a short-term negative impact on our revenue, gross margin and earnings, and we saw that in the second quarter. Despite these short-term challenges, we continue to invest in our international expansion efforts, and are working tirelessly to deliver financial performance that shows progress -- cautiously managing our operating expenses and inventory levels, growing our battery swapping revenue contribution, and investing prudently while markets develop. As a result of our efforts, we were able to increase our operating cash flow by approximately $10 million in the first half of 2024 compared to the first half of 2023, and we remain optimistic and confident in our long-term business model,” said Bruce Aitken, CFO of Gogoro.

Second Quarter 2024 Financial Overview

Operating Revenues
For the second quarter, the total revenue was $80.9 million, down 7.2% year-over-year and down 2.4% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $4.2 million. We had more than 6,500 backlog orders for Pulse and JEGO in the second quarter with a total value of approximately $12.3 million, although customers have the right to cancel such orders prior to delivery. The large quantity of backlog orders is primarily the result of robust demand for these new models, coupled with our need to balance manufacturing capacity across multiple vehicles and the need to balance the related supply chain accordingly.

▪Battery swapping service revenue for the second quarter was $34.7 million, up 4.0% year-over-year, and up 9.5% year-over-year on a constant currency basis1. Total subscribers at the end of the second quarter exceeded 608,000, up 10.1% from 552,000 subscribers at the end of the same quarter last year.
The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers.
▪Sales of hardware and other revenues for the second quarter were $46.3 million, down 14.1% year-over-year, and down 9.8% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by a combination of factors: (i) a decrease of ASP due to a higher proportion of lower-priced vehicles sold, (ii) a significant increase in the level of undelivered backlog orders compared to the same quarter last year, (iii) a decrease in sales revenues associated with selling accessories and maintenance parts from original equipment manufacturers (“OEM”), and (iv) an unfavorable exchange rate when translating 95% of the sales denominated in NTD to USD.

The backlog orders for Pulse and JEGO we received in the second quarter are not reflected in the vehicle registration data published by the Taiwan government for the second quarter, nor did Gogoro recognize any revenue for these vehicles, despite receiving full payment from customers

                        Exhibit 99.1
or approved financing from third-party financing companies. Gogoro will account for the vehicle revenue upon deliveries to customers.
▪The government-reported registration volume of powered two-wheelers ("PTW") in the Taiwan market in the second quarter was up 2.0% year-over-year. While registrations of total electric PTW were reported to be up by 17.6% compared to the same quarter last year, those of Gogoro's sales grew by 10.8%. Had we delivered the outstanding orders of Pulse and JEGO, the growth of electric PTW registrations contributed by sales of Gogoro vehicles would have been estimated to be 57.2%.
▪Taiwan's two largest PTW manufacturers are publicly estimating that the total PTW market will shrink by 14% from last year's 870,000 units to around 750,000 units in 2024. We updated our market outlook to regress toward the market consensus as we have seen a temporary slowdown in consumer transition from traditional internal combustion engine vehicles to electric PTW in the first half of 2024.
Gross Margin
For the second quarter, gross margin was 5.2%, down from 15.2% in the same quarter last year while non-IFRS gross margin1 was 13.0%, down from 16.0% in the same quarter last year. The decline in gross margin was primarily driven by a combination of factors: (i) a $6.0 million derecognition expenses on components removed from the battery pack and costs associated with our battery upgrade initiatives, (ii) a $1.7 million increase in depreciation and other costs associated with our new overseas production facilities, (iii) a decrease in ASP associated with an increase in sales of lower-priced models, (iv) a decrease in maintenance part sales through our own channel and a lower margin contribution from Gogoro OEM parts, and (v) higher franchise commission from selling hardware through authorized channels. These impacts, when combined, approximately account for the 10.0% decline in gross margin.

We continued to carry out one-time, voluntary upgrades on certain battery packs which are expected to take several quarters to complete, continuing into 2025. These upgrades provide multiple benefits — reduction of capital expenditures on replacing battery packs, increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but do come at a short-term reduction in our gross margin as we carry out the upgrades. We expect our IFRS gross margin will continue to be impacted during our upgrades planned in 2024 and 2025. The upgrades will impact both our cash position and profit. We will only upgrade battery packs in instances where the value created over time exceeds the cost of the upgrade.

Net Loss
For the second quarter, net loss was $20.1 million, representing an increase of $14.5 million from a net loss of $5.6 million in the same quarter last year. The increase in net loss was due to a $9.3 million decrease of the favorable change in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants compared to the same quarter last year and the decrease of $9.1 million in gross profit mainly attributable to the ongoing upgrades to our battery packs. The increase
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
in net loss was partially offset by the decrease of $4.8 million in operating expenses as a result of our cost management efforts.

Adjusted EBITDA

For the second quarter, adjusted EBITDA1 was $11.6 million, representing a decrease of $1.3 million from $12.9 million in the same quarter last year. The decrease was primarily due to a $3.4 million decrease in non-IFRS gross profit compared to the same quarter last year, which was partially offset by a $1.7 million decrease in expenses associated with risk management programs and new product development costs.

Liquidity

We continued to generate operating cash inflow in the second quarter through tightening our business operations and reducing working capital. In June 2024, we raised $50 million and $25 million through issuing ordinary shares to Gold Sino Assets Limited and Castrol Holdings International Limited, respectively, to fund our operations. We are continuously committed to investing in growth of our battery-swapping infrastructure. With a $196.9 million cash balance at the end of the second quarter of 2024 and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

Updated 2024 Guidance

We are adjusting our revenue expectations for the year to a level lower than previously expected. The overall performance of the two-wheeler market in Taiwan is softer than anticipated and the strong sales of JEGO have resulted in ASP pressure on us. Our sales in India are also negatively impacted due to delays in clarity on government incentives as we are awaiting the full publication of battery swapping subsidy details under India's Fame 3 policy, and are unwilling to self-subsidize in the meantime. As a result of these factors, we adjusted our guidance for full year revenue and are expecting to generate between $320 million to $345 million in 2024. In addition, we expect more than 95% of such revenue will be Taiwan-based.

Conference Call Information

Gogoro's management team will hold an earnings Webcast on August 15th, 2024, at 8:00 a.m. Eastern Time to discuss the Company's second quarter 2024 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2023 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and MIT Technology Review as one of “15 Climate Tech Companies to Watch” in

                        Exhibit 99.1
2023, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2024 Guidance," such as estimates regarding revenue and Gogoro's revenue generated from the Taiwan market, and statements by Gogoro's founder, chairman, and chief executive officer and Gogoro's chief financial officer, such as projections of market opportunity and market share, the delivery of vehicles in the coming quarter, the revenue associated with the delivery of new vehicle models, partnership with potential and/or existing business partners and Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are

                        Exhibit 99.1
available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ended December 31, 2024 will be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2024, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Backlog Orders

Backlog orders are not recognized as revenue in our Condensed Consolidated Statements of Comprehensive Loss until we deliver a vehicle to the buyer. The backlog orders are recorded as contract liabilities and the portion associated with financing receivable would be net against account receivables in our Condensed Consolidated Balance Sheet. Backlog value is estimated based on manufacturer's suggested retail price net off associated sales incentives.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

                        Exhibit 99.1
Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other costs. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

                        Exhibit 99.1
These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative and battery swapping service rebate. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon	ir@gogoro.com
+1 (206) 778-7245
jason.gordon@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2
(in thousands of U.S. dollars)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$196,886	$173,885
Trade receivables	20,542	17,135
Inventories[2]	54,213	53,109
Other assets, current	22,243	22,009
Total current assets	293,884	266,138

Property, plant and equipment[2]	478,924	501,876
Investments accounted for using equity method	17,806	17,741
Right-of-use assets	28,266	30,412
Other assets, non-current	12,104	18,063
Total assets	$830,984	$834,230

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$84,026	$75,590
Financial liabilities at fair value through profit or loss	11,282	30,832
Notes and trade payables	35,814	38,117
Contract liabilities, current	19,397	11,606
Lease liabilities, current	9,978	11,296
Provisions, current	2,834	4,174
Other liabilities, current	37,488	42,439
Total current liabilities	200,819	214,054

Borrowings, non-current	307,961	334,581
Financial liabilities at amortized cost, non-current[3]	24,178	—
Lease liabilities, non-current	17,909	18,842
Provisions, non-current	1,739	2,332
Other liabilities, non-current	14,162	15,734
Total liabilities	566,768	585,543

Total equity	264,216	248,687
Total liabilities and equity	$830,984	$834,230

	June 30,	December 31,
	2024	2023
Inventories:
Raw materials	$32,383	$33,136
Semi-finished goods	3,329	3,559
Merchandise	18,501	16,414
Total inventories	$54,213	$53,109
2 On June 30, 2024 and December 31, 2023, the company classified $25.4 million and $37.4 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the company's deployment plan for the next 12 months.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Operating revenues	$80,944	$87,247	$150,655	$166,566
Cost of revenues	76,772	73,947	142,010	143,005
Gross profit	4,172	13,300	8,645	23,561
Operating expenses:
Sales and marketing	11,687	11,534	22,268	23,377
General and administrative	8,573	11,298	17,942	22,397
Research and development	8,459	10,731	17,825	20,284
Other operating expenses	54	—	508	—
Total operating expenses	28,773	33,563	58,543	66,058
Loss from operations	(24,601)	(20,263)	(49,898)	(42,497)
Non-operating income (expenses):
Interest expense, net	(2,516)	(2,164)	(5,244)	(4,061)
Other income, net	1,313	1,304	3,729	3,400
Change in fair value of financial liabilities	6,352	15,603	19,550	(2,910)
Share of loss of investments accounted for using equity method	(603)	(104)	(1,319)	(176)
Total non-operating income (expenses)	4,546	14,639	16,716	(3,747)
Net loss	(20,055)	(5,624)	(33,182)	(46,244)
Other comprehensive loss:
Exchange differences on translation	(2,707)	(5,605)	(11,026)	(3,433)
Total comprehensive loss	$(22,762)	$(11,229)	$(44,208)	$(49,677)

Basic and diluted net loss per share	$(0.08)	$(0.02)	$(0.14)	$(0.20)
Shares used in computing basic and diluted net loss per share	246,535	231,951	241,238	232,506

	Three Months Ended June 30,		Six Months Ended June 30,
Operating revenues:	2024	2023	2024	2023
Sales of hardware and others	$46,282	$53,908	$83,540	$100,964
Battery swapping service	34,662	33,339	67,115	65,602
Operating revenues	$80,944	$87,247	$150,655	$166,566

	Three Months Ended June 30,		Six Months Ended June 30,
Share-based compensation:	2024	2023	2024	2023
Cost of revenues	$320	$655	$602	$1,265
Sales and marketing	505	1,004	954	1,846
General and administrative	2,136	3,397	3,809	6,174
Research and development	1,080	2,076	2,054	4,013
Total	$4,041	$7,132	$7,419	$13,298

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(33,182)	$(46,244)
Adjustments for:
Depreciation and amortization	50,050	49,479
Expected credit loss	347	263
Share of loss of investments accounted for using equity method	1,319	176
Change in fair value of financial liabilities	(19,550)	2,910
Interest expense, net	5,244	4,061
Share-based compensation	7,419	13,298
Loss on disposal of property and equipment, net	501	2,119
Write-down of inventories	1,573	1,926
Provisions for product warranty	66	—
Changes in operating assets and liabilities:
Trade receivables	(3,754)	(6,332)
Inventories	(2,677)	(19,038)
Other current assets	5,266	3,168
Notes and trade payables	(2,303)	3,885
Contract liabilities	8,401	2,986
Other liabilities	(6,554)	(12,323)
Provisions for product warranty	(2,081)	(1,947)
Cash generated from (used in) operations	10,085	(1,613)
Interest expense and tax paid, net	(5,331)	(3,903)
Net cash generated from (used in) operating activities	4,754	(5,516)
Cash flows from investing activities
Payments for property, plant and equipment, net	(45,139)	(50,555)
Increase in refundable deposits	(442)	—
Payments for acquisitions of investments accounted for using equity method	—	(16,351)
Payments of intangible assets, net	(62)	(80)
Increase in other financial assets	(286)	(135)
Net cash used in investing activities	(45,929)	(67,121)
Cash flows from financing activities
Proceeds from borrowings	33,826	35,148
Repayments of borrowings	(29,778)	(44,380)
Proceed from issuance of shares[3]	75,000	22
Guarantee deposits refund	(167)	(27)
Repayment of the principal portion of lease liabilities	(6,415)	(6,285)
Net cash generated from (used in) financing activities	72,466	(15,522)
Effect of exchange rate changes on cash and cash equivalents	(8,290)	(3,903)
Net increase (decrease) in cash and cash equivalents	23,001	(92,062)
Cash and cash equivalents at the beginning of the period	173,885	236,100
Cash and cash equivalents at the end of the period	$196,886	$144,038

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2023	$24	$669,912	$(425,978)	$4,729	$248,687
Net loss for the six months ended June 30, 2024	—	—	(33,182)	—	(33,182)
Other comprehensive loss for the six months ended June 30, 2024	—			(11,026)	(11,026)
Changes in percentage of ownership interest in investments accounted for using equity method	—	1,496	—	—	1,496
Issuance of ordinary shares[3]	5	50,817	—	—	50,822
Shared-based compensation	—	7,419	—	—	7,419
Balance as of June 30, 2024	$29	$729,644	$(459,160)	$(6,297)	$264,216
3
3 Gogoro consummated two share subscription agreements with Gold Sino Assets Limited ("Gold Sino") and Castrol Holdings International Limited ("Castrol") on June 3 and June 25, 2024, respectively.
(i)Pursuant to the agreement with Gold Sino, Gogoro issued 32,516,095 ordinary shares, at a price of $1.5377 per share, for an aggregated purchase price at $50,000,000, with warrants granted to Gold Sino to purchase, a portion or all, 10,838,698 ordinary shares of Gogoro in the successive five years immediately after the issuance. We classify such warrants as an equity instrument on our consolidated financial statements, as those warrants (i) do not contain a contractual obligation of Gogoro to deliver cash or another financial assets to another entity and (ii) are consistent with a fixed-for-fixed option pricing model. The warrants were not marked-to-market as the value of the warrants were initially valuated and recorded at $10.0 million in stockholders' equity and remained classified within stockholders' equity through their expiration.
(ii)Pursuant to the agreement with Castrol, Gogoro issued 16,887,328 ordinary shares, at a price of $1.4804 per share, for an aggregated price at $25,000,000, with a put option, exercisable during the next 12 months after June 30, 2025, to require Gogoro to repurchase such ordinary shares, for a portion or all, at a price per share equal to that was purchased. We recorded such financial instrument as a financial liability at the present value of the repurchase amount at $24.2 million on the issuance date, which is reclassified from equity and will be subsequently measured at amortized cost by using the effective interest method.

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended June 30,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$46,282	$2,367	$48,649	$53,908	(14.1)%	(9.8)%
Battery swapping service	34,662	1,848	36,510	33,339	4.0%	9.5%
Total	$80,944	$4,215	$85,159	$87,247	(7.2)%	(2.4)%

	Six Months Ended June 30,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$83,540	$3,651	$87,191	$100,964	(17.3)%	(13.6)%
Battery swapping service	67,115	2,995	70,110	65,602	2.3%	6.9%
Total	$150,655	$6,646	$157,301	$166,566	(9.6)%	(5.6)%

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Gross profit and gross margin	$4,172	5.2%	$13,300	15.2%	$8,645	5.7%	$23,561	14.1%
Share-based compensation	320		655		602		1,265
Battery upgrade initiatives	6,032		—		8,866		—
Battery swapping service rebate	—		—		1,661		—
Non-IFRS gross profit and gross margin	$10,524	13.0%	$13,955	16.0%	$19,774	13.1%	$24,826	14.9%

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Net loss	$(20,055)		$(5,624)		$(33,182)		$(46,244)
Share-based compensation	4,041		7,132		7,419		13,298
Change in fair value of financial liabilities	(6,352)		(15,603)		(19,550)		2,910
Battery upgrade initiatives	6,032		—		8,866		—
Battery swapping service rebate	—		—		1,661		—
Non-IFRS net loss	$(16,334)		$(14,095)		$(34,786)		$(30,036)

	Three Months Ended June 30,				Six Months Ended June 30,
	2024		2023		2024		2023
Net loss	$(20,055)		$(5,624)		$(33,182)		$(46,244)
Interest expense, net	2,516		2,164		5,244		4,061
Depreciation and amortization	25,370		24,804		50,050		49,479
EBITDA	7,831		21,344		22,112		7,296
Share-based compensation	4,041		7,132		7,419		13,298
Change in fair value of financial liabilities	(6,352)		(15,603)		(19,550)		2,910
Battery upgrade initiatives	6,032		—		8,866		—
Battery swapping service rebate	—		—		1,661		—
Adjusted EBITDA	$11,552		$12,873		$20,508		$23,504